Contact

www.linkedin.com/in/spicyceo
(LinkedIn)
www.chilaufoods.com (Company)
www.facebook.com/chilaufoods
(Company)
www.instagram.com/chilaufoods
(Company)

Top Skills

Marketing Strategy
Brand Development
Product Development

Michael Anderson

Founder of Chilau Foods
Atlanta, Georgia, United States

Summary

I'm the founder of Chilau Foods, a family owned company based in Florida. We make flavorful southern inspired flavor bases, seasonings and seasoned rice that's handcrafted in small batches. All of our products are vegan friendly, gluten-free, MSG-free and full of the freshest flavors from a variety of different cultures. Whether cooking a traditional family recipe like Gumbo, Shrimp and grits or Scampi, Chilau products have the perfect balance to help you create mouthwatering dishes. Our story begins with my Grandma's secret recipe for the legendary Tampa dish "Crab Chilau" that she proudly served at Family Celebrations and gatherings. We share her spirit of hospitality and love of food by making our customers feel right at home with every bite. Our motto is to treat everyone like family.

Now available for Food Service! Chilau is an all-natural, limited ingredient flavor system. We do all the simmering for hours so you don't have to. A brand founded to help home cooks capture that rich, slow cooked southern flavor is now available for Food Service, Restaurants, Catering, food manufacturers and more. Chilau offers a full line of seasonings and flavor bases that help produce unbelievable flavor in less time. From Gumbo to Shrimp and Grits, deliver incredible flavor quickly in less steps with better for you ingredients.

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Experience

Chilau Foods
Founder and CEO
October 2012 - Present (11 years 3 months)
Atlanta, Georgia, United States

Manufacturer of Chilau Flavor Bases, Seasonings and Rice

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Education

Florida Agricultural and Mechanical University

BA, Computer Information Systems · (1999 - 2003)

Florida Agricultural and Mechanical University

Bachelor - Computer Information Systems · (1999 - 2003)